Filed by WildHorse Resource Development Corporation

Pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: WildHorse Resource Development Corporation

Commission File No.: 001-37964

Jay C. Graham
Chairman and Chief Executive Officer

October 30, 2018

Dear Colleagues:

We are very pleased to announce today that we have entered into an agreement with Chesapeake Energy Corporation (Chesapeake) in which Chesapeake will acquire WRD, creating a large independent oil and natural gas company in multiple basins with a combined enterprise value of approximately $18 billion.  We are truly excited about the opportunities the merger of Chesapeake and WRD presents for all of our stakeholders, including our valued employees whose exceptional performance has made this possible.  In less than five years, our team at WRD has worked to build an extraordinary organization, business and asset base.  Today represents all of that success as we combine with Chesapeake to manage, develop and produce resources on a broader basis.

The transaction has been approved by WRD and Chesapeake’s board of directors and we expect the transaction to close in the first half of 2019, subject to approval of WRD and Chesapeake shareholders, as well as customary regulatory approvals.

We understand that you will have questions about what this transaction will mean for you.  First and foremost, Chesapeake recognizes the exceptional quality of our employees, our technical expertise and our strong business fundamentals.  Both management teams are committed to a thoughtful integration process.

There will be no immediate change to your employment or responsibility and will be business as usual for all of us.  Until the transaction is complete, WRD and Chesapeake will remain separate companies.  As we move forward, we ask that you continue to focus on your day-to-day responsibilities, and the excellence we have achieved operationally and safety wise in developing our assets in the Eagle Ford.

You can learn more about our agreement by reading a copy of today’s press release, which is attached.  Chesapeake will hold an investor call at 8 AM (Central).  Employees are invited to listen in to the Chesapeake call before I host a town hall in our Houston office at 9 AM (Central).  Further information will be available on a continuing basis to address your questions and concerns.

In the coming weeks, you may be asked questions about the transaction by individuals with whom you interact on a daily basis.  Please remember that only designated spokespeople are authorized to speak on behalf of WRD.

I want to personally acknowledge that all of you have contributed to WRD being recognized for its operational excellence and sound financial performance.  Our collective vision and discipline have brought us to this historic day and the many growth opportunities ahead.

/s/ Jay C. Graham

Important Information for Investors and Shareholders

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, WRD’s and Chesapeake’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Chesapeake to complete the acquisition and integration of WRD successfully; litigation relating to the transaction; and other factors that may affect future results of WRD and Chesapeake.

Additional factors that could cause results to differ materially from those described above can be found in WRD’s Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, each of which is on file with the SEC and available in the “Investor Relations” section of WRD’s website, https://www.wildhorserd.com/, under the subsection “SEC Filings” and in other documents WRD files with the SEC, and in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, each of which is on file with the SEC and available in the “Investors” section of Chesapeake’s website, https://www.chk.com/, under the heading “SEC Filings” and in other documents Chesapeake files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither WRD nor Chesapeake assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

This communication relates to a proposed business combination transaction (the “Transaction”) between WildHorse Resource Development Corporation (“WRD”) and Chesapeake Energy Corporation (“Chesapeake”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

In connection with the Transaction, Chesapeake will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Chesapeake and WRD and a prospectus of Chesapeake, as well as other relevant documents concerning the Transaction. The Transaction involving WRD and Chesapeake will be submitted to WRD’s stockholders and Chesapeake’s shareholders for their consideration. STOCKHOLDERS OF WRD AND SHAREHOLDERS OF CHESAPEAKE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about WRD and Chesapeake, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC can also be obtained, without charge, by directing a request to Investor Relations, WRD, P.O. Box 79588, Houston, Texas 77279, Tel. No. (713) 255-9327 or to Investor Relations, Chesapeake, 6100 North Western Avenue, Oklahoma City, Oklahoma, 73118, Tel. No. (405) 848-8000.

Participants in the Solicitation

WRD, Chesapeake and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding WRD’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 2, 2018, and certain of its Current Reports on Form 8-K. Information regarding Chesapeake’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.